November 5, 2012

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

We have read the paragraphs under Item 4.01 included in the Form 8-K dated November 1, 2012 of Commonwealth Income & Growth Fund 8 to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein, as it pertains to Asher & Company, Ltd., in response to Item 304(a) of Regulation S-K.

/s/ ASHER & COMPANY, Ltd.